001

MOLSON

RECEIVED

2004 OCT -5 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

October 4, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04045347

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
501	▪ Press Release "*Molson Forecasts Lower Than Expected Second Quarter Earnings*"	Sep. 30/04	003

MOLSON

PRESS RELEASE – For immediate release

MOLSON FORECASTS LOWER THAN EXPECTED SECOND QUARTER EARNINGS

Montréal, September 30, 2004 – Molson Inc. announced today that, on the basis of preliminary results compiled for the second quarter ending September 30, 2004, earnings before non-recurring items, such as the charges related to the proposed merger with Coors, will be below the current range of estimates published by financial analysts. Molson is making an early announcement as part of its reporting obligation to inform shareholders of this earnings shortfall.

This unfavourable variance was driven by lower profitability in Brazil and lower volumes in Canada. In Brazil, estimated volume was approximately 10% lower than a year ago and compounded by the high cost structure associated with the sales centers put in place over the last nine months. In Canada, a much cooler summer season in most regions across the country and the continued strength of the value segment in certain regional markets led to industry and market share declines.

"From an EBIT standpoint, we expect results in Brazil to be slightly below Q1 levels, while the volume shortfall in Canada points to a mid single-digit percentage decrease in domestic EBIT", indicated Brian Burden, Chief Financial Officer of Molson Inc.

In light of the continuing challenge presented by the Brazilian beer market, Molson is performing an impairment test of assets in the region. Though the impairment test is not completed, preliminary findings could justify a write-down of approximately CA$200 million. In addition, Molson is re-evaluating the business model in an effort to drive sustainable profitability in Brazil and specific cost reduction initiatives are being implemented.

Last July, Molson indicated that the lower first quarter performance would make the attainment of the annual 10% EBIT growth target a challenge. Current quarter performance has confirmed that this will not be achieved in Fiscal 2005. Molson will provide more detail when it issues second quarter results which have been rescheduled for Thursday, October 28th, 2004.

Molson-Coors Merger Information

In response to suggestions made by some shareholders, Molson is currently reviewing and evaluating legally available alternatives with respect to compensation and option issues related to the proposed Molson-Coors merger transaction.

Once the review is complete, Molson will publish its recommendations promptly.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.